3222 Phoenixville Pike

Malvern, Pennsylvania 19355

August 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Heather Percival

Re:	Neuronetics, Inc.

Registration Statement on Form S-3

Filed August 6, 2019

File No. 333-233047

Acceleration Request

Requested Date:         August 15, 2019

Requested Time:        4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-233047) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on August 15, 2019, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Joshua A. Kaufman of Cooley LLP, counsel to the Registrant, at (212) 479-6495.

[Signature page follows]

Very truly yours,

NEURONETICS, INC.

By:	/s/ Steve Furlong
Steve Furlong Chief Financial Officer

cc:	Chris Thatcher, Neuronetics, Inc.

Divakar Gupta, Cooley LLP

Joshua Kaufman, Cooley LLP

Brandon Fenn, Cooley LLP